CITIZENS, INC.
400 East Anderson Lane
Austin, Texas 78752
Telephone: (512) 837-7100
Facsimile: (512) 836-9334
June 20, 2007
VIA FACSIMILE AND EDGAR
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION

Citizens, Inc.
Registration Statement on Form S-3
Filed June 5, 2007; Amendment No. 1 filed June 19, 2007
File No. 333-143518
Ladies and Gentlemen:
     Citizens, Inc. (the “Company”) respectfully requests that the Commission accelerate the effective date of the referenced Registration Statement so as to become effective at 5:00 p.m. Eastern Daylight Time on Friday, June 22, 2007, or as soon thereafter as practicable.
     The Company is aware of and accepts its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.
     The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your assistance in this matter.

Very truly yours, CITIZENS, INC.
By:	/s/ Mark A. Oliver
Mark A. Oliver, President

Copies to:	John L. Krug, Esq.
Jones & Keller, P.C.
Ernst & Young LLP
KPMG LLP